                                                        EXHIBIT 99(c)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              Business Environment

McDonald & Company Investments, Inc. (the "Company"), operates a full-service, regional investment banking, brokerage and investment advisory business through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"). The Company is involved in the origination, underwriting, distribution, trading and brokerage of fixed income and equity securities, and provides investment advisory services.

The profitability of the Company is sensitive to many factors, including the level of securities trading volume and the volatility and general level of market prices. Many of its activities have high operating costs which do not decrease with reduced levels of activity. Sustained periods of reduced volume, or loss of clients, could have adverse effects upon profitability.

The Company faces increasing competition from commercial banks and thrift institutions as these institutions offer certain investment banking and corporate and individual financial services traditionally provided only by securities firms. In that regard, the Federal Reserve Board recently increased the percentage of a bank holding company's revenue that may be derived from the securities activities of non-bank affiliates, including underwriting, and eliminated or refined a number of "firewall" provisions that historically separated banks from their securities subsidiaries. In addition, legislation designed to further ease the restrictions on banks' ability to underwrite securities and to reduce barriers to competition between banks and securities firms is under consideration by the United States Congress. The Company also anticipates regulation of the securities industry to increase and that compliance with regulations may become more difficult. At present, the Company is unable to predict the extent of changes that may be enacted, or their potential effect on the Company's business.

The Company has formulated a comprehensive strategic plan which is periodically reviewed and revised. The plan emphasizes the Company's historical roots as a regional brokerage and investment banking firm. The Company has focused on the Ohio, Michigan and Indiana markets by increasing the number of sales representatives covering individual investors, as well as increasing investment banking activities in this region. The Company's institutional equity and institutional fixed income divisions cover accounts throughout the United States and internationally.


                         Liquidity and Capital Resources

The majority of the Company's assets are highly liquid and short-term in nature. Cash and liquid assets, principally receivables from customers, receivables from brokers and dealers, securities purchased under agreements to resell and securities owned, represented approximately 88% of the Company's assets at March 28, 1997. These assets are financed by a number of sources, including payables to customers and brokers, short-term borrowings and securities sold under agreements to repurchase, long-term borrowings and equity capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

McDonald Securities is a dealer in corporate, mortgage-backed and governmental fixed income securities and equity securities which are carried as securities owned primarily for distribution to individual and institutional customers.

Periodically, McDonald Securities buys, sells and positions mortgage-derivative securities and structured notes. Holdings of high-yield securities are not material. McDonald Securities may enter into short positions in United States government bonds in order to manage the interest rate risk related to fixed income trading positions. McDonald Securities maintains comprehensive risk management policies, including position limits and credit requirements.

At March 28, 1997, McDonald Securities has outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 of each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness and general creditors of McDonald Securities. In addition to providing additional long-term financing, the notes have been approved by the New York Stock Exchange, Inc. for inclusion in McDonald Securities' regulatory capital.

Changes in the levels of securities owned and in customer and broker receivables directly affect the Company's financing arrangements. The Company has available lines of credit of $310,000,000, of which $279,749,000 was unused as of March 28, 1997. Management believes that funds from operations, available lines of credit and long-term borrowings provide sufficient resources to meet present and anticipated financial needs.

Certain minimum amounts of capital must be maintained by McDonald Securities to satisfy the regulatory requirements of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The regulatory requirements represent Uniform Net Capital Rules designed to measure the general financial integrity and liquidity of registered broker/dealers and to provide minimum acceptable net capital levels to meet the continuing commitments to customers. Net capital, as defined, changes from day to day. At March 28, 1997, McDonald Securities was in compliance with the Uniform Net Capital Rules and had net capital of $78,724,000, which was $74,686,000 in excess of the minimum required.


RESULTS OF OPERATIONS

The following table summarizes the changes in the major categories of revenues and expenses for the fiscal years ended March 28, 1997, March 29, 1996, and March 31, 1995.


                                                               Fiscal 1997                           Fiscal 1996
                                                                 Versus                                Versus
(Dollars in thousands)                                         Fiscal 1996                           Fiscal 1995
---------------------------------------------------------------------------------------------------------------------------
Revenues
   Underwriting and investment banking                     $ 17,952        32%                  $ 13,708        33%
   Principal transactions                                     1,284         2                      8,218        18
   Commissions                                               13,409        20                     16,444        33
   Investment management fees                                 5,294        27                      3,881        24
   Interest and dividends                                     3,236        19                     (2,027)      (11)
   Other                                                       (299)       (4)                     2,671        57
---------------------------------------------------------------------------------------------------------------------------
                                                           $ 40,876        19%                  $ 42,895        24%
---------------------------------------------------------------------------------------------------------------------------
Expenses
   Employee compensation and benefits                      $ 25,649        20%                  $ 24,502        24%
   Interest                                                   1,991        26                      1,268        20
   Communications                                             1,112         8                      1,088         9
   Occupancy and equipment                                    2,470        16                      2,126        16
   Promotion and development                                    912        11                        788        11
   Floor brokerage and clearance                                 87         3                        (18)       (1)
   Taxes, other than income taxes                               804        12                        526         9
   Other operating expenses                                     361         4                      2,553        39
---------------------------------------------------------------------------------------------------------------------------
                                                           $ 33,386        18%                  $ 32,833        21%
---------------------------------------------------------------------------------------------------------------------------

                                            MCDONALD & COMPANY INVESTMENTS, INC.

FISCAL 1997 COMPARED WITH FISCAL 1996

Total revenues for the fiscal year ended March 28, 1997 were $261,497,000, an increase of $40,876,000, or 19%, from revenues of $220,621,000 for the fiscal year ended March 29, 1996.

Net income for the fiscal year ended March 28, 1997 was $24,656,000, or $2.71 per share, compared with $19,766,000, or $2.18 per share, for the fiscal year ended March 29, 1996, an increase in net income of 25%.

The average number of shares and share equivalents outstanding was 9,113,000 for the fiscal year ended March 28, 1997, compared with 9,072,000 for the fiscal year ended March 29, 1996.

Revenues from underwriting and investment banking increased $17,952,000, or 32%, for the fiscal year ended March 28, 1997, compared with the fiscal year ended March 29, 1996. Revenues from corporate underwriting and investment banking increased $19,861,000, or 40%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year. This resulted from increases in revenues from managed and co-managed originations of $5,768,000, or 35%, increases in revenues from participation in syndicate groups of $110,000, or 1%, and an increase in revenues from private placements of debt and equity securities and limited partnerships of $10,009,000, or 83%, in the current fiscal year. These increases are attributable to favorable market conditions for both public offerings and private placements of debt and equity securities. Included in private placement revenues for the fiscal year ended March 28, 1997 were fees of $9,336,000 from a single $500 million private placement of debt and equity securities. Additionally, revenues from mergers and acquisitions and other financial advisory fees increased $3,974,000, or 34%, due to favorable market conditions for this type of activity. Revenues from public finance decreased $1,909,000, or 33%, for the fiscal year ended March 28, 1997, due to a lower level of public finance offerings in which McDonald Securities participated.

Revenues from underwriting and investment banking activities are highly dependent on general market conditions for such business activities. Market conditions for underwriting and investment banking services can be affected by economic and legislative events, both in the United States and abroad. To the extent that future events are unpredictable, uncertainty will be a factor in the level of McDonald Securities' business activity. Also, competitive pressure from other entities providing investment banking services can and will have an effect on the success of the Company in obtaining such business and on the prices which can be charged for investment banking and underwriting services. Management believes that the Company can compete effectively in this segment of its business activities.

Revenues from principal transactions increased $1,284,000, or 2%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year. Revenues from principal transactions in equity securities increased $1,018,000, or 5%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year. This increase is primarily due to a strong NASDAQ market and the continued expansion of the Company's retail sales force and its institutional equity capabilities. Revenues from trading taxable fixed income securities, including corporate bonds, United States government bonds and mortgage-backed securities, decreased $861,000, or 4%. This decrease in revenues from principal transactions in taxable fixed income securities was due primarily to a decrease in revenues from trading mortgage-backed securities of $910,000, or 15%, due to lower market demand for this type of fixed income product. Revenues from trading municipal bonds increased $1,127,000, or 13%, for the current fiscal year, primarily due to increased focus on secondary trading in light of the decreased supply of public finance business.

Commissions revenue increased $13,409,000, or 20%, for the fiscal year ended March 28, 1997, compared with the fiscal year ended March 29, 1996. The increase in commissions revenue reflects higher volume resulting from both strong equity markets and the continued expansion of the Company's retail sales force and institutional equity capabilities. The increase in commissions revenue was comprised primarily of increases in revenues from listed and over-the-counter agency commissions of $5,941,000, or 14%, and an increase in revenues from mutual fund sales of $5,622,000, or 29%, for the current fiscal year.

Revenues from investment management fees include advisory fees from the Company's mutual funds and money market funds and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $5,294,000, or 27%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year. Revenues from investment management fees related to individual managed accounts increased $4,384,000, or 42%, and advisory fees from the Company's mutual funds and money market funds increased $910,000, or 10%. These increases were a result of an increase in assets under management.

Interest and dividend income increased $3,236,000, or 19%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year. Interest earned on customer margin accounts increased $2,142,000, or 23%, due to a higher level of customer margin loans. Income from securities borrowed increased $909,000, or 140%, due to higher average positions, primarily as a result of securities borrowed related to short positions in customer accounts.

FISCAL 1997 COMPARED WITH FISCAL 1996

Other income decreased $299,000, or 4%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year. This decrease resulted from a $545,000 decline in gains related to venture capital investments, offset in part by a $246,000 increase in transfer agent, service and other fee income related to the continued expansion of the retail business.

Operating expenses (total expenses before interest) increased $31,395,000, or 17%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year.

Employee compensation and benefits increased $25,649,000, or 20%, for the current fiscal year. Commission and other sales compensation expense increased $10,946,000, or 17%, for the current fiscal year, primarily as a result of the increase in revenues. Other clerical and administrative expenses increased $5,853,000, or 16%, for the current fiscal year. The increase in other clerical and administrative expenses represents compensation and employee benefit costs related to an increase in the professional and support staff during the 1997 fiscal year. The remaining $8,850,000 increase in employee compensation represents increases in incentive compensation and profit sharing accruals, which are directly related to the increase in profitability. Incentive compensation expense was also impacted by the increase in investment banking private placements and advisory fee revenues, with corresponding higher incentive compensation in the investment banking area.

All other operating expenses increased $5,746,000, or 10%, for the fiscal year ended March 28, 1997, compared with the fiscal year ended March 29, 1996. The increase in all other operating costs reflects the communications, occupancy and equipment and other operating costs related to the expansion of the Company's business. For the fiscal year ended March 28, 1997, communications expenses increased $1,112,000, or 8%. Of this increase, approximately $589,000 represents expenses related to the renovation of the Company's headquarters office and the recent Companywide technology renovation. The remaining increase in communications expenses reflects higher telecommunications, quotation and information services costs, due to both higher volume and higher employee headcount. Occupancy and equipment costs increased $2,470,000, or 16%. Of this increase, approximately $1,448,000 represents expenses related to the renovation of the Company's headquarters office and the technology renovation. Without regard to these items, occupancy and equipment costs increased 7%, reflecting increased costs related to headcount increases. Promotion and business development expense increased $912,000, or 11%, compared with the prior fiscal year, primarily due to increased promotional, travel and business entertainment expenses resulting from the continued expansion of the Company's business. Taxes other than income taxes increased $804,000, or 12%, reflecting primarily increased payroll taxes, due to increases in compensation expenses. The category of other operating expenses increased $361,000, or 4%, for the fiscal year ended March 28, 1997, compared with the prior fiscal year.

Interest expense increased $1,991,000, or 26%, for the fiscal year ended March 28, 1997, compared with the fiscal year ended March 29, 1996, due to a higher level of average short-term borrowings which increased primarily as a result of higher customer margin borrowings and a higher level of securities owned.

Income before income taxes for the fiscal year ended March 28, 1997 was $38,256,000, resulting in a pre-tax return on revenues of 14.6%. For the fiscal year ended March 29, 1996, income before income taxes was $30,766,000, resulting in a pre-tax return on revenues of 13.9%.



FISCAL 1996 COMPARED WITH FISCAL 1995


Total revenues for the fiscal year ended March 29, 1996 were $220,621,000, an increase of $42,895,000, or 24%, from revenues of $177,726,000 for the fiscal year ended March 31, 1995.

Net income for the fiscal year ended March 29, 1996 was $19,766,000, or $2.18 per share, compared with $13,684,000, or $1.47 per share, for the fiscal year ended March 31, 1995, an increase in net income of 44%.

The average number of shares and share equivalents outstanding was 9,072,000 for the fiscal year ended March 29, 1996, compared with 9,303,000 for the fiscal year ended March 31, 1995.

Revenues from underwriting and investment banking increased $13,708,000, or 33%, for the fiscal year ended March 29, 1996, compared with the fiscal year ended March 31, 1995. Revenues from corporate underwriting and investment banking increased $15,788,000, or 46%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. This resulted from increases in revenues from managed and co-managed originations of $6,005,000, or 57%, increases in revenues from participation in syndicate groups of $2,289,000, or 31%, and an increase in revenues from private placements of debt and equity securities and limited partnerships of $5,512,000, or 84%, in the fiscal year ended March 29, 1996. These increases were attributable to favorable market conditions for public and private offerings of debt and equity securities. Additionally, revenues from mergers and acquisitions and other financial advisory fees

                                            MCDONALD & COMPANY INVESTMENTS, INC.


increased $1,982,000, or 21%, due to favorable market conditions for this type of activity. Revenues from public finance decreased $2,080,000, or 26%, for the fiscal year ended March 29, 1996, due to a lower level of public finance offerings in which McDonald Securities participated.

Revenues from principal transactions increased $8,218,000, or 18%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. Revenues from trading taxable fixed income securities, including corporate bonds, United States government bonds and mortgage-backed securities, increased $1,261,000, or 6%. This increase in revenues from principal transactions in taxable fixed income securities was due to a more stable interest rate environment. Revenues from trading municipal bonds increased $1,655,000, or 23%, for the fiscal year ended March 29, 1996, primarily reflecting a trading loss of $2,440,000 recorded in March 1995, related to certain municipal inventory positions. Without regard to the fiscal year 1995 trading loss on certain municipal positions, revenues from trading municipal bonds decreased $1,385,000, or 14%. This decrease reflects a lower level of individual investor interest in tax-exempt securities, due to uncertainties caused by potential tax law changes. Revenues from principal transactions in equity securities increased $5,302,000, or 33%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. This increase was primarily due to a strong NASDAQ market and the continued expansion of the Company's sales force and its institutional equity capabilities.

Commissions revenue increased $16,444,000, or 33%, for the fiscal year ended March 29, 1996, compared with the fiscal year ended March 31, 1995. The increase in commissions revenue reflects higher volume resulting from both strong equity markets and the continued expansion of the Company's sales force. The increase in commissions revenue was comprised primarily of increases in revenues from listed and over-the-counter agency commissions of $11,223,000, or 35%, and an increase in revenues from mutual fund sales of $5,674,000, or 41%.

Revenues from investment management fees include advisory fees from the Company's mutual funds and money market funds and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $3,881,000, or 24%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. Revenues from investment management fees related to individual managed accounts increased $3,398,000, or 49%, while advisory fees from the Company's mutual funds and money market funds increased $483,000, or 5%. These increases were a result of an increase in assets under management.

Interest and dividend income decreased $2,027,000, or 11%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. This decrease resulted from a decrease in interest income from municipal bonds of $4,687,000, or 79%, due primarily to a decrease in interest income from certain municipal bond positions. The decrease in interest income from municipal bonds was partially offset by an increase in interest income earned on customer margin accounts of $1,690,000, or 22%, due to both a higher level of customer margin accounts and higher interest rates. Interest income from securities owned other than municipal bonds increased $475,000, or 10%.

Other income increased $2,671,000, or 57%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. The increase was primarily due to an increase of $1,464,000 in gains related to venture capital investments and an increase of $1,207,000 in transfer agent, service and other fee income related to the continued expansion of the retail business.

Operating expenses (total expenses before interest) increased $31,565,000, or 21%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year.

Employee compensation and benefits increased $24,502,000, or 24%, for the fiscal year ended March 29, 1996. Commission and other sales compensation expense increased $13,855,000, or 27%, for the fiscal year ended March 29, 1996, primarily as a result of the increase in revenues. Other clerical and administrative expenses increased $2,097,000, or 6%, for the fiscal year ended March 29, 1996. The remaining $8,550,000 increase in employee compensation represents increases in incentive compensation and profit sharing accruals, which were directly related to the increase in profitability.

All other operating expenses increased $7,063,000, or 15%, for the fiscal year ended March 29, 1996, compared with the fiscal year ended March 31, 1995. The increase in all other operating costs reflects the communications, occupancy and equipment and other operating costs related to the expansion of the Company's business. For the fiscal year ended March 29, 1996, communications expenses increased $1,088,000, or 9%, reflecting higher telecommunications, quotation and information services costs, due to both higher volume and higher employee headcount. Occupancy and equipment costs increased $2,126,000, or 16%. Of this increase, approximately $650,000 represented nonrecurring expenses related to the Company's technology renovation. Without regard to these items, occupancy and equipment costs increased 11%, reflecting recurring costs related to the technology renovation and headcount increases. Taxes other than income taxes increased $526,000, or 9%, reflecting primarily increased payroll taxes, due to increases in compensation expenses.

FISCAL 1996 COMPARED WITH FISCAL 1995


The category of other operating expenses increased $2,553,000, or 39%, for the fiscal year ended March 29, 1996, compared with the prior fiscal year. The increase is due primarily to an increase in legal costs of $1,167,000 related to pending litigation. Additionally, other professional fees increased $510,000, due to expenses associated with consulting services related to the technology renovation, and related to expansion of the Company's retail and investment banking businesses. Contributions expense increased $367,000, due to the higher level of profitability. The remaining expenses in this category increased $509,000, or 14%, reflecting primarily costs related to higher volume.

Interest expense increased $1,268,000, or 20%, for the fiscal year ended March 29, 1996, compared with the fiscal year ended March 31, 1995, due to a higher level of average short-term borrowings and an increase in short-term borrowing rates.

Income before income taxes for the fiscal year ended March 29, 1996, was $30,766,000, resulting in a pre-tax return on revenues of 13.9%. For the fiscal year ended March 31, 1995, income before income taxes was $20,704,000, resulting in a pre-tax return on revenues of 11.6%.


                 Effects of Recently Issued Accounting Standards

The Financial Accounting Standards Board recently issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," Statement No. 127, "Deferral of Certain Provisions of FAS No. 125," and Statement No. 128, "Earnings Per Share." The Company will adopt these pronouncements in its fiscal year ending in March 1998, as required. Although the Company has not completed its evaluation of the effect of these statements, the Company does not expect the implementation to have a material impact on the Company's financial condition or results of operation.